[redacted]

14049532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Approval	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
Hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49177

*AB
3/24

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Inter Securities Ltd.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

490 Post Street, Suite 1700
(No. and Street)

San Francisco	California	94102-1308
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Belhumeur — (415) 986-8040
(Area Code – Telephone Number)

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT C. DUNCAN ACCOUNTANCY CORPORATION
(Name – if individual, state last, first, middle name)

2281 Lava Ridge Court, Suite 200	Roseville	California	95661
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-59(e)(2).*

Ab
3/26

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Stuart Hamlyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inter Securities Ltd., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Executive Director

Title

Notary Public

MARTIN KONOPASKI
COMM. # 1885826
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 15, 2014

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Account Pursuant to Rule 171.5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Independent Auditor's Report

To the Stockholder
Inter Securities Ltd.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Inter Securities Ltd. (the Company) as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes. The statement of financial condition is the responsibility of the Company's management. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Inter Securities Ltd. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Robert C. Duncan Accountancy Corporation
Roseville, California
February 27, 2014

Inter Securities Ltd.

Statement of Financial Condition
December 31, 2013

Assets	
Cash and Cash Equivalents	$ 30,321
Notes Receivable	105,000
Interest Receivable	52,956
Total Assets	$ 188,277
Liabilities and Stockholder's Equity	
Liabilities	
Accounts Payable	$ 12,950
Total Liabilities	$ 12,950
Stockholder's Equity	
Common Stock	$ 1
Additional Paid-in Capital	19,999
Retained Earnings	155,327
Total Stockholder's Equity	$ 175,327
Total Liabilities and Stockholder's Equity	$ 188,277

See Notes to Statement of Financial Condition.

Inter Securities Ltd.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Inter Securities Ltd. (the Company) was incorporated under the laws of the British Virgin Islands in February 1996. The Company is registered with the Securities and Exchange Commission (SEC) in the United States as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA).

The primary purpose of the Company is to introduce foreign persons to securities issued by certain hedge funds. The managers of the hedge funds compensate the Company directly for such introductions.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operating, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition: Commission income and the related expenses are recorded upon the investment in the hedge funds by the introduced investors on a trade-date basis as transactions occur. The Company did earn commissions directly on introductions that resulted in private transactions during the year ended December 31, 2013.

Income taxes: The Company is incorporated under the laws of the British Virgin Islands. Currently, there are no British Virgin Islands taxes imposed.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under the FASB's guidance the Company assesses whether uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. This requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold, would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company is generally not subject to U.S. federal, state or local income tax examinations for tax years before 2002.

Depreciation: The Company currently does not own assets that it would depreciate. Upon acquiring future assets the Company will depreciate those assets on a straight-line basis using the appropriate estimated useful lives. Presently, the Company occupies a furnished suite without a written lease agreement with the landlord. Any future leasehold improvements would be amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or

disclosure through February 27, 2014, the date the financial statements were issued. No significant transactions were noted.

Note 2. Related Parties

On October 1, 2004, the Company entered into an agreement with Prospect Capital LLC (Prospect), an entity affiliated by common ownership of Executive Officers, whereby Prospect agreed to provide research and consulting services to the Company. In December 2007, this agreement was suspended. In 2009, Prospect allocated research fees to the Company at a substantially reduced rate. In addition, to the extent that the Company has incurred expenses on behalf of Prospect, the Company may apply any compensation due to Prospect to the outstanding balance.

The Company signed a new and separate expense sharing agreement with Prospect on April 23, 2009. Under this agreement, the Company is to reimburse Prospect for provision of administrative services and office space. On January 1, 2012 the Company amended the agreement with Prospect to include compensation for research services only. Under this agreement, the Company is to pay Prospect $175,000 per year for research services. Prospect provided no research services to the Company during 2013.

During 2008, the Company issued promissory notes to a principal of the Company, which bear interest at a rate of 8 percent per annum, compounded weekly, and were due in October 2012. During 2012, the Company extended promissory notes to a principal of the Company, which bear interest at a rate of 8 percent per annum, compounded weekly, and are due in October 2012. On September 1, 2012 the Company extended the promissory notes to a principal of the Company, which bear interest at a rate of 8 percent per annum, compounded weekly, and become due in October 2014. As of December 31, 2013, the outstanding principal is $105,000 and accrued interest receivable is $52,956.

Note 3. Concentration of Credit Risk

The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash. The Company did not use any derivative or other off-balance sheet financial instruments during the year ended December 31, 2013. The Company did not have relationships with counterparties related to trading and brokerage activities during the year ended December 31, 2013 that would subject the Company to any credit risk based on their non-fulfillment of their obligations.

Note 4. Fair Value

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Framework. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that

are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Fair Value Measurement. The Company did not have any assets or liabilities that it would measure at fair value on a recurring basis as of December 31, 2013 using the Company's fair value hierarchy for measuring assets and liabilities it would present in a tabular format below. Consequently, the Company does not provide a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2013.

Fair Value Option. FASB ASC 825, Financial Instruments, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note 5. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying obligation (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has not entered into any arrangements that contingently require the Company to make guaranteed payments to any party based on changes in an underlying obligation related to an asset, liability or equity security of that guaranteed party.

Note 6. Commitments and Contingent Liabilities

Presently, the Company occupies a furnished suite without a written lease agreement with the landlord. Rent expense for 2013 aggregated to $6,000 and is included in the Office Expense line on the Statement of Operations.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Accordingly, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of approximately $16,801 which exceeded requirements by approximately $11,801 and the ratio of aggregate indebtedness to net capital was less than 0.77 to 1.

Note 9. Computation for Determination of Reserve Requirements

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmit all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt. The Company does not carry securities accounts for customers as the Company is in the introduction business of foreign persons to securities issued by certain hedge funds.

Independent Auditor's Report on Internal Control

To the Stockholder
Inter Securities Ltd.

In planning and performing our audit of the financial statements of Inter Securities Ltd. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert C Duncan Accountancy Corporation

Robert C Duncan Accountancy Corporation
Roseville, California
February 27, 2014